Exhibit 99.1

NICE Suspect Search Recognized as Best Video Analytics Solution by
Government Security News

Paramus, New Jersey, July 2, 2015 – NICE Systems (NASDAQ: NICE) today announced that it is the winner of a 2015 Airport, Seaport, Border Security award from Government Security News (GSN). NICE Suspect Search was recognized as the Best Video Analytics Solution in the surveillance systems category.

NICE Suspect Search is a patent-pending video analytics technology that can quickly locate and retrace the movements of a suspect, lost child, or other person of interest within a video surveillance network. Video footage from different cameras and time frames can be reviewed in just minutes, as the system automatically filters out 95 percent of irrelevant images. In addition to achieving faster response times, organizations are able to restore normal operations quicker following a breach to a sensitive area. Digitally stamped images, video, and related location information associated with each search can easily be shared with police departments and district attorneys as part of forensic investigations.

According to GSN, the awards program “demonstrates the spectacular scientific achievements and dedication to homeland security that are shared by the public-private partnership of vendor companies and federal, state and local government agencies.”

“NICE Systems has been a frequent winner in GSN’s homeland security awards, and we’re very pleased to extend the recognition to the company’s technological excellence in the domain of airport, seaport and border security,” said Adrian Courtenay, CEO of World Business Media, LLC, which publishes Government Security News. “NICE Suspect Search stands out for its practical application of video analytics to significantly minimize search times to enhance security and overall operations.”

Moti Shabtai, General Manager, Physical Security, NICE, said: “NICE Suspect Search has proven its broad applicability across a range of scenarios in various sectors. This accolade from Government Security News adds to the global recognition that we’ve received for this solution since its launch last year. This is further testament to NICE’s leadership and innovation, and its commitment to helping both private organizations and government-level institutions safeguard both people and assets.”

NICE's security solutions help organizations capture, analyze and leverage big data to anticipate, manage and mitigate security and safety risks, improve operations, and make the world a safer place. The NICE security offering provides valuable insights that enable enterprises and public safety organizations to take the best action at the right time by correlating structured and unstructured data from multiple sensors and channels, detecting irregular patterns, and recognizing trends. The solutions have been deployed to help secure a broad range of organizations and events, such as banks, utility companies, airports, seaports, city centers, transportation systems, major tourist attractions, as well as sporting events and diplomatic meetings.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Shabtai, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.